 SO
3|6|03

 03011682

VF 3-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USGM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 East Market Street
(No. and Street)

Corning   NY   14830
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Ullman   (607) 936-3785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoffman, Jr., Edward K.
(Name — if individual, state last, first, middle name)

114 Baldwin Street   Elmira   NY   14901
(Address)   (City)   (State)   (Zip Code)

RECEIVED
FEB 2 8 2003

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John G. Ullman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____USGM Securities, Inc._____, as of ____December 31_____, 19̶2002___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

SUE L. STEPHENS
Notary Public, State of New York
No. 01ST6010036
Commission Expires July 6, 20 06

_____
Signature

_____
President

_____
Notary Public

SUE L. STEPHENS
Notary Public, State of New York
No. 01ST...
Commission Expires July 6, 20 06

Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWARD K. HOFFMAN, JR.

CERTIFIED PUBLIC ACCOUNTANT
114 BALDWIN STREET
P.O BOX 404 • ELMIRA, NEW YORK 14902

607-734-7504
FAX 607-732-2836

INDEPENDENT AUDITOR'S REPORT

February 11, 2003

To the Board of Directors of
USGM Securities, Inc.:

I have audited the accompanying balance sheets of USGM Securities, Inc. as of December 31, 2002, and 2001, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USGM Securities, Inc. as of December 31, 2002, and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.
Balance Sheets

| | December 31 | |
	2002	**2001**
Assets		
Cash and equivalents (Note A)	$ 228,033	$ 225,113
Accounts receivable (Net of allowance for		
doubtful accounts of $0 in 2002 and 2001)	22,734	35,389
Marketable securities (Notes A & B)	1,553,371	1,526,766
Prepaid corporate taxes	36,856	42,099
Total Assets	**$ 1,840,994**	**$ 1,829,367**
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 7,971	$ 13,992
Total Liabilities	**7,971**	**13,992**
Stockholders' Equity:		
Common stock - par value $1.00; issued		
and outstanding 13,464 shares	13,464	13,464
Paid in capital	121,488	121,488
Retained earnings	1,570,008	1,489,706
Accumulated other comprehensive income		
Unrealized appreciation on investments	128,063	190,717
Total Stockholders' Equity	**1,833,023**	**1,815,375**
Total Liabilities and Stockholders' Equity	**$ 1,840,994**	**$ 1,829,367**

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.
Statements of Income and Comprehensive Income

| | Year Ended December 31 | |
	2002	**2001**
Income		
Commissions	$ 148,379	$ 242,996
Interest and dividends	71,206	82,013
Realized gain/(loss) on sale of securities	(24,239)	70,591
Total Income	**195,346**	**395,600**
Expenses		
Commissions	56,391	86,532
Professional/registration and office	16,009	26,750
Total Expenses	**72,400**	**113,282**
Net income before taxes	122,946	282,318
Provision for federal and NYS income taxes	(42,644)	(95,001)
Net income	80,302	187,317
Other Comprehensive Income		
Unrealized (depreciation) on investments	(62,654)	(125,427)
Comprehensive Income	$ **17,648**	$ **61,890**

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Two Year Period Ended December 31, 2002

	Common Stock	Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
Balance - December 31, 2000	$ 13,464	$ 121,488	$ 1,302,389	$ 316,144	$ 1,753,485
Net income			187,317		187,317
Other Comprehensive Income:					
Unrealized (depreciation) on investments				(125,427)	(125,427)
Total Comprehensive Income					**61,890**
Balance - December 31, 2001	**13,464**	**121,488**	**1,489,706**	**190,717**	**1,815,375**
Net income			80,302		80,302
Other Comprehensive Income:					
Unrealized (depreciation) on investments				(62,654)	(62,654)
Total Comprehensive Income					**17,648**
Balance - December 31, 2002	**$ 13,464**	**$ 121,488**	**$ 1,570,008**	**$ 128,063**	**$ 1,833,023**

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.
Statements of Cash Flows

	Year Ended December 31	
	2002	**2001**
Cash Flows from Operating Activities		
Net income	$ 80,302	$ 187,317
Adjustments to reconcile net income to cash provided by operating activities -		
Accounts receivable	12,655	71,454
Prepaid corporate taxes	5,243	(42,099)
Accounts payable	(6,021)	(33,067)
Accrued corporation taxes	0	(50,287)
Net Cash Provided By Operating Activities	**92,179**	**133,318**
Cash Flows from Investing Activities		
(Purchases) of marketable securities	(540,970)	(730,108)
Sales of marketable securities	451,711	773,509
Net Cash Provided By/(Used For) Investing Activities	**(89,259)**	**43,401**
Net increase in cash and equivalents	2,920	176,719
Cash and equivalents - beginning of year	225,113	48,394
Cash and Equivalents - End of Year	**$ 228,033**	**$ 225,113**

SUPPLEMENTAL INFORMATION

	2002	2001
Payments for corporate taxes	$ 40,925	$ 187,387

The accompanying notes are an integral
part of these financial statements.

Note A- Summary of Significant Accounting Policies

Nature of Operations

USGM Securities, Inc. ("The Company") provides brokerage services to clients across the country, primarily in affiliation with John G. Ullman & Associates, Inc. a registered investment manager. John G. Ullman & Associates, Inc. is the majority shareholder (76%) of the company.

Basis of Accounting

The Company employs the accrual basis of accounting, reporting income as earned and expenses as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities less than three months when purchased to be cash equivalents. These include all cash and money market instruments.

Concentration of Credit Risk

At December 31, 2002, there was no concentration of credit risk of cash and cash equivalents in financial institutions.

Marketable Securities

Marketable securities are stated at current market value as reported on a national securities exchange at the close of business on the last day of the year. The net unrealized gains on securities is the net difference at the end of the year between the aggregate cost of marketable securities and their aggregate market value at the date, as compared to that difference at the beginning of the year. (See Note B)

Income Taxes

Provision for corporate taxes presented in these financial statements is the same as that reported for tax purposes. Deferred taxes are immaterial for presentation.

Note B – Marketable Securities

Investments are presented in the financial statements at fair market value and are summarized below:

	December 31, 2002		December 31, 2001	
	Original Cost	Fair Market Value	Original Cost	Fair Market Value
Bonds- Corporate	$ 967,330	$ 989,773	$ 1,119,101	$ 1,146,585
Stocks	194,183	273,898	201,948	341,985
Bonds - Municipal	174,344	175,203	0	0
U.S. Treasury	89,450	114,497	15,000	38,196
	$ 1,425,307	$ 1,553,371	$ 1,336,049	$ 1,526,766

The estimated fair market value of these investments, are based upon quoted market prices for these investments.

Investment Return is summarized as follows:

	2002	2001
Interest and dividends	$ 71,206	$ 82,013
Realized gains/(losses)	(24,239)	70,591
Unrealized gains	(62,654)	(125,427)
	$ (15,687)	$ 27,177

EDWARD K. HOFFMAN, JR.

CERTIFIED PUBLIC ACCOUNTANT

114 BALDWIN STREET

P.O BOX 404 • ELMIRA, NEW YORK 14902

607-734-7504

FAX 607-732-2836

February 11, 2003

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL FINANCIAL INFORMATION

To the Board of Directors of
USGM Securities, Inc.:

My report on my audit of the basic financial statements of USGM Securities, Inc. for 2002 appears on page one. I conducted my audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and the reconciliation of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.
Computation of Net Capital

| | December 31 | |
	2002	2001
Total stockholders' equity	$ 1,833,023	$ 1,815,375
Less: Nonallowable assets	(36,856)	(1,455,627)
Haircuts on Securities:		
Debt securities	(35,367)	(2,388)
Other securities	(54,796)	(27,241)
Undue concentration		(507)
	(127,019)	(1,485,763)
Net Capital	$ **1,706,004**	$ **329,612**

USGM SECURITIES, INC.
Reconciliation of Computation of Net Capital

| | December 31 | |
	2002	**2001**
Net capital (per Form x-17A-5)	$ 1,706,004	$ 329,480
Audit adjustments:		
Interest accrual	0	132
Corporation tax accrual	0	0
Net Capital Per Audit	$ 1,706,004	$ 329,612

USGM SECURITIES, INC.

AUDITOR'S CONCLUSIONS ON INTERNAL ACCOUNTING

I have examined the financial statements contained heretofore for the year then ended December 31, 2002, of USGM Securities, Inc. My opinion on these statements is on Page #1. As a part of my examination, I reviewed and tested the Company's system of internal accounting control to the extent I considered necessary under auditing standards generally accepted in the United States of America and to evaluate the system as required by Rule 17A-5 of the Securities and Exchange Commission. The purpose thereon is to determine procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgments, carelessness, or other personal factors. Control procedures, whose effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements, further projection of any evaluation may become inadequate because of changes in conditions and that the degrees of compliance with the procedures may deteriorate.

I noted no significant internal control weaknesses which might have a material impact on the financial statements.